UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street Suite 2300
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Murphy — 415.402.0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

1230 Rosecrans Avenue Suite 510	Manhattan Beach	CA	90266
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, John J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to ~~(or affirmed)~~ before me on this 19th day of February, 2020, by John J Murphy, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature Trish Casey Notary Public (Seal)

TRISH CASEY
Notary Public – California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020

Probitas Funds Group, LLC

Financial Report
December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Contents



Report of Independent Registered Public Accounting Firm

To the Member
Probitas Funds Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (the Company) as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2018.

Los Angeles, California
February 24, 2020

Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash and Cash Equivalents	$	4,633,947
Receivables		4,399,896
Prepaid Expenses		165,556
Furniture, Fixtures and Equipment, net		3,973
Long-Term Receivables		669,534
Total assets	$	9,872,906

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	535,287
Deferred Revenue		138,473
Due to Affiliates		364,458
Total liabilities		1,038,218

Commitments, Contingencies and Guarantees (Note 7)

Member's Equity		8,834,688
Total liabilities and member's equity	$	9,872,906

See Notes to Financial Statements.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC) and will continue into perpetuity. The member is not required to make additional capital contributions at any time and its risk is limited to the existing capital balances. The Company was registered as an LLC in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company's primary line of business is providing consulting and placement agent services regarding the private placement of securities in investment vehicles. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, L.P. (the Parent).

The Company conducts business throughout the United States and in several other countries. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the provinces of Ontario, Alberta, Quebec and British Columbia, Canada.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts; promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer; and hold no funds or securities for, or owe no money or securities to, customers.

A summary of the Company's significant accounting policies is as follows:

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual values and results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Receivables: Receivables consist of billed and unbilled receivables. Receivables represent revenue recognized by the Company for placement and other services in accordance with the terms of the respective service agreements. Receivables are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding based on the terms in the respective service agreements. No collateral is required for accounts receivable.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the client contract. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2019, there was no allowance for doubtful accounts. Management believes that all accounts receivable are collectible as of December 31, 2019.

Transfers of financial assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated form the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. In addition, for transfers of a portion of financial assets, the transfer must meet the definition of a "participating interest" in order to account for the transfer as a sale. Following are the characteristics of a participating interest:

- Pro rata ownership in an entire financial asset.

- From the date of transfer, all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership.

- The rights of each participating interest holder have same priority and no participating interest holder's interest is subordinated to the interest of another participating interest holder. That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder.

- No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

Furniture, fixtures and equipment: Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less.

Contract Balances: The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Deferred Revenue: Deferred revenue primarily relates to advisory fees received in advisory and placement engagements where the performance obligation has not yet been satisfied.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2019, management has determined that there are no material uncertain income tax positions.

Recent accounting pronouncements: In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financials assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company expects to adopt the provisions of this guidance on January 1, 2021. The adoption is not expected to have a material impact on the Company's financial statements.

On December 18, 2019, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12 ("ASU 2019-12"), Income Taxes (Topic 740) which modifies Accounting Standards Codification ("ASC") 740 to simplify the accounting for income taxes. ASU 2019-12 specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. This ASU is effective for the years beginning after December 15, 2021, with early adoption permitted. The Company elected to early adopt the guidance on January 1, 2019. The adoption had no impact on the Company's financial statements.

Recent accounting developments: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new standard also requires disclosures that provide additional information on recorded lease arrangements. The Company adopted the provisions of this guidance on January 1, 2019, which resulted in no material impact on the Company's financial statements.

Foreign currency transactions: Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency, the U.S. dollar. Periodically and at year-end, the Company remeasures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the remeasurement of these balances are recorded in other expense in the Company's statement of operations.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Guarantees: The Company recognizes guarantees in accordance with Accounting Standards Update 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 7.

Nonconsolidated variable interest entities: In order to determine if we hold a controlling financial interest in an entity, we evaluate if we are required to apply the variable interest entity (VIE) model to the entity, we continuously evaluate whether we have a controlling financial interest in a VIE. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to direct the activities of the entity that most significantly impact its economic performance, or (3) has a group of equity owners that do not have the obligation to absorb losses of the entity or the right to receive returns of the entity. A VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE that is considered a variable interest (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary.

During 2019, the Company had an agreement with Probitas Hong Kong Limited (PHKL), a related party through common ownership of the Parent, which was evaluated against the VIE criteria for consolidation. PHKL provides consulting and placement agent services with respect to the private placement of securities in investment vehicles in Asia. As of December 31, 2019, PHKL had total equity of $1,339,909. PHKL is funded by the Parent, whom will provide additional capital to the entity as needed. The Company determined that it is not the primary beneficiary of the VIE because the Company lacks the power to direct the activities of the variable interest entity that most significantly impacts their economic performance. Therefore, consolidation in the Company's financial statements is not required. At December 31, 2019, the Company did not carry any amounts related to the VIE in its statement of financial condition.

During the period ended December 31, 2019, the Company provided no explicit or implicit financial or other support to this VIE that were not previously contractually required.

Fair value of financial instruments: The Company's financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses. Due to their short-term nature, the carrying values for cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses approximate fair value. The Company charges floating interest rates on long-term receivables, therefore, the carrying value approximates fair value.

Note 2.   Furniture, Fixtures and Equipment

These are the balances as of December 31, 2019:

Furniture and fixtures	$	183,315
Equipment		152,485
Leasehold improvements		46,675
		382,475
Accumulated depreciation and amortization		(378,502)
	$	3,973

Probitas Funds Group, LLC

Notes to Financial Statements

Note 3.   Related-Party Transactions

The Company maintains agreements to pay monthly management fees with both its Parent and Probitas Hong Kong Limited, a related party through common ownership of the Parent. The Company also maintains an agreement with PFG-UK, Ltd, a related party through common ownership of the Parent, pursuant to which PFG-UK, Ltd, and the Company agree to share revenues earned from common clients. Any shared revenues from these related parties are received by the Parent and later transferred to the Company, resulting in a receivable between the two parties.

The Company maintains agreements with its Parent as it relates to sales of receivables from the Company to the Parent. The Company's continued involvement in these agreements relates to the requirement for the Company to collect and remit payments to the Parent for receivables sold. During the year ended December 31, 2019, the Company collected and remitted payments to the Parent in the amount of $2,032,727. The Company has not provided financial or other support during the period presented that it was not previously contractually required to provide to the Parent, nor are there any arrangements that could require the Company to provide additional financial support to the Parent.

As of December 31, 2019, the Company owes $364,458 to the Parent.

Note 4.   Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2019, the Company had net capital of $3,595,729 which was $3,526,514 in excess of its required net capital of $69,215. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

Advances to affiliates, distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Note 5.   Concentrations of Credit Risk

The Company holds contract receivables from obligors that are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

During the year ended December 31, 2019, the Company earned 71 percent of its service revenue from three clients, equal to 42 percent, 19 percent, and 11 percent of total advisory and placement fees revenue, respectively. As of December 31, 2019, the accounts receivable balance of these three clients was 29 percent, 16 percent, and 15 percent of total accounts receivable, respectively.

Note 6.   Long-Term Receivables

Long-term receivables from customers of $669,534 consist of five installment agreements with effective interest rates ranging from 0 percent to 7.25 percent. Payments are collectible through September 2021. The Company uses floating interest rates in its agreements therefore the carrying value approximates the fair value as of December 31, 2019.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 7.   Guarantees and Indemnifications

The Company has pledged its contract receivables and all other assets, except cash, as security for a $7,500,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Parent is required to maintain minimum net income, leverage, and tangible net worth, as defined in the agreement. The Parent is currently in compliance with the agreement and the line of credit had no outstanding balance as of December 31, 2019. The term of this guaranty has a maturity date of April 5, 2020.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8.   Revenue from Contracts with Customers

The Company had receivables related to revenues from contracts with customers of $5,066,059 and $7,883,819 at December 31, 2019 and December 31, 2018, respectively. The Company had no significant impairments related to these receivables during the year ended December 31, 2019.

Deferred revenue had a balance of $138,473 and $149,728 at December 31, 2019 and December 31, 2018, respectively.

Note 9.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 24, 2020, the date these financial statements were issued.